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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 66163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AOS, Inc.

Official Use Only
104235
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1525
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert 312/939-7010
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name – if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

AOS, Inc., as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public


OFFICIAL SEAL
STEVE COHEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/23/08

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AOS, INC.
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2004

Contents



MICHAEL J. LICCAR & CO.
Certified Public Accountants

Member
American Institute of
Certified Public Accountants
Illinois CPA Society

INDEPENDENT AUDITORS' REPORT

To the Sole Shareholder
AOS, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of AOS, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AOS, Inc., as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules, on pages 10 through 13 inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission and the rules of the National Futures Association. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

Chicago, Illinois
March 30, 2005

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

AOS, INC.
(an Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets	
Cash	$ 124,519
Cash on deposit with other broker-dealers	100,000
Commissions receivable	82,013
Total assets	$ 306,532

Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 123,083
Income taxes payable - current	8,801
Income taxes payable - deferred	1,500
Total liabilities	$ 133,384
Stockholder's Equity:	
Common stock - at stated value; authorized, issued and outstanding 100,000 and 1,000 shares, respectively	$ 10
Additional paid in capital	164,404
Retained (deficit)	8,735
Total stockholder's equity	$ 173,149
Total liabilities and stockholders' equity	$ 306,532

The accompanying notes are an integral part of these financial statements.

AOS, INC.
(an Illinois Corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue		
Brokerage commissions		$ 1,571,550
Interest		7,893
Total revenue		$ 1,579,443
Expenses		
Compensation and related benefits		$ 516,998
Professional fees		22,286
Rent and occupancy		61,167
Office		28,266
Dues and subscriptions		30,743
Commissions to salespersons		462,928
Travel and entertainment		45,779
Advertising		83,029
Communications		106,464
Insurance		26,467
Other		157,330
Total expenses:		$ 1,541,457
Income before income taxes		$ 37,986
Provision for income taxes:		
Income taxes - current	$ 8,801	
Income taxes - deferred	1,500	
Total provision for income taxes		$ 10,301
Net income		$ 27,685

The accompanying notes are an integral part of these financial statements.

AOS, INC.
(an Illinois Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER's EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2003	$ 10	$ 49,990	$ (18,950)	$ 31,050
Contribution by shareholder	-	114,414	-	114,414
Net income for period	-	-	27,685	27,685
Balance, December 31, 2004	$ 10	$ 164,404	$ 8,735	$ 173,149

The accompanying notes are an integral part of these financial statements.

AOS, INC.
(an Illinois Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Provided by (Applied to) Operating Activities:		
Net income		$ 27,685
Adjustments to reconcile net income to net increase (decrease) in cash provided by operating activities:		
Net change in:		
Receivable from other broker-dealers	$ (100,000)	
Commissions receivable	(82,013)	
Accounts payable and accrued expenses	123,083	
Income taxes payable - current	8,800	
Income taxes payable - deferred	1,500	
Total adjustments		(48,630)
Net cash (applied to) operating activities		$ (20,945)
Cash Provided by Financing Activities:		
Capital contribution	$ 114,414	
Net cash provided by financing activities		$ 114,414
Increase in cash		$ 93,469
Cash at December 31, 2003		$ 31,050
Cash at December 31, 2004		$ 124,519

The accompanying notes are an integral part of these financial statements.

AOS, INC
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 - NATURE OF BUSINESS

AOS, Inc., (the "Company"), was originally incorporated in the state of Illinois on June 2, 2003 and was a wholly owned subsidiary of Caris & Company, Inc. On June 1, 2004, the Company was spun off. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

The Company's income is primarily derived from commission income earned from securities transactions of customers it.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Customers' securities transactions and the related income and brokerage clearing expenses, are recorded on a trade date basis, which is the date that the transactions occur. The Company does not carry any customer accounts as such accounts are introduced to other broker-dealers. Trades for customers are carried on a fully-disclosed basis through such another broker dealers, FiServ Securities, Inc. of Philadelphia, Pennsylvania.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The Company has elected to be treated as an "C Corporation" as provided under the Internal Revenue Code.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $30,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2004 the Company had net capital requirements and net capital of $30,000 and $173,149, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

AOS, INC
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

(continued)

NOTE 5 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by other brokers/dealers on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account that introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company seeks to control all credit risks by monitoring margin collateral levels on a daily basis for compliance with regulatory guidelines, requiring additional collateral if necessary, or reducing credit risk through forced liquidation of positions when necessary.

In addition, the Company is involved in the speculative trading of securities, including short securities and margin accounts, which carries substantial risks. The Company participates in the trading of short securities positions that it does not own. When the Company participates in short selling, it is obligated to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently closes the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur.

SUPPORTING SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AOS, Inc. **as of December 31, 2004**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	173,149	3480
2.	Deduct ownership equity not allowed for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				173,149	3500
4.	Add:					
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
	B. Other (deduction) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	173,149	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		0	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	173,149	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (list)		3736		0	3740
10.	Net Capital			$	173,149	3750

Reconciliation between unaudited and audited Net Capital Computation

Net capital per unaudited FOCUS Report Part 11A	$	181,638
Accounts payable		(53,980)
Income taxes payable		45,491
Net capital per audited financial statements	$	173,149

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AOS, Inc. — **as of December 31, 2004**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

No.	Item				Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$	8,892	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	30,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$	30,000	3760
14.	Excess net capital (line 10 less 13)			$	143,149	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$	159,811	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

No.	Item		Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$	133,384	3790
17.	Add:					
	A. Drafts for immediate credit	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
	C. Other unrecorded amounts (List)	$	3820	$	0	3830
19.	Total aggregate indebtedness			$	133,384	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)			%	77.03%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	0.00%	3860

See Independent Auditors' Report.

AOS, INC.
(An Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2004

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.



MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Shareholder
AOS, Inc.
Chicago, Illinois

We have examined the financial statements of AOS, Inc. (the "Company"), for the year ended December 31, 2004, and issued our report thereon dated March 30, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

> The rules and regulations of the National Association of Securities Dealers and Securities and Exchange Commission require the Company to maintain its books and records on the accrual basis of accounting as prescribed under generally accepted accounting principles. During the period, we noted that certain receivables and payables were not properly accrued for on a monthly basis. However, nothing came to our attention to indicate that the exclusion of these accruals would have caused the Company's adjusted net capital to be below its minimum requirements. Nevertheless, we recommend that the Company's books and records, as well as its financial reporting be prepared on the accrual basis of accounting which would include all accrued income and expenses.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.



Certified Public Accountants

Chicago, Illinois
March 30, 2005